EXHIBIT 99.1

Caledonia Mining Corporation Plc Results of Annual General Meeting

ST HELIER, Jersey, May 11, 2021 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE American: CMCL; AIM: CMCL) (the "Company") announces the results of its annual general meeting of shareholders (the “AGM”) held at St Helier, Jersey today.

The total number of shareholders present in person or by proxy at the AGM was 81, representing 43.97% of the Company’s outstanding voting shares.

The table below shows the proxy votes received on resolutions 1(a) to 1(h), which were duly passed by a show of hands, to reappoint the eight nominees proposed for re-election as directors:

Nominee	For	Percent	Against	Percent	Abstained
Leigh Wilson	4,490,861	84.40%	829,914	15.60%	8,468
Steve Curtis	5,313,846	99.87%	6,909	0.13%	8,488
Mark Learmonth	5,168,136	97.14%	152,239	2.86%	8,868
John Kelly	5,275,981	99.16%	44,774	0.84%	8,488
Johan Holtzhausen	5,275,618	99.15%	45,157	0.85%	8,468
John McGloin	4,408,643	82.86%	912,132	17.14%	8,468
Nick Clarke	5,275,267	99.15%	45,408	0.85%	8,568
Geralda Wildschutt	5,316,600	99.90%	5,155	0.10%	7,488

Further resolutions 2 and 3 were also passed at the AGM so that:

  BDO South Africa Inc was reappointed as the auditor of the Company for the ensuing year and the directors were authorised to fix its remuneration; and
  Messrs. Holtzhausen, Kelly and McGloin were reappointed as members of the Audit Committee.

The full text of each resolution, together with explanatory notes, are set out in the notice of AGM and management information circular dated 29 March 2021 which are available on the Company's website at www.caledoniamining.com.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538